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                          August 11, 2020

       Glenn P. Sblendorio
       President and Chief Executive Officer
       IVERIC bio, Inc.
       One Penn Plaza, 35th Floor
       New York, New York 10119

                                                        Re: IVERIC bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 6,
2020
                                                            File No. 333-241714

       Dear Mr. Sblendorio:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian A. Johnson, Esq.